UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
Commission File Number 001-31711
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☑ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant:	Home Solutions of America, Inc.

Former name if applicable:

Address of principal executive office (street and number): 1500 Dragon Street, Suite B
City, state and zip code: Dallas, Texas 75207
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).
The registrant could not file the referenced Form 10-Q in a timely manner because registrant’s management requires additional time to finalize its agreement with the seller of its Fireline Restoration, Inc. subsidiary and to settle the related note payable, and to obtain the consent of its lender to such transaction. The agreement is to be effective June 30, 2007 and will be reflected in the registrant's Form 10-Q for the quarterly period ended June 30, 2007. In addition, the registrant is in the process of converting its chart of accounts and all of its accounting platforms to a new accounting software program. Accordingly, the registrant is unable to eliminate the need for additional time without unreasonable effort or expense.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:

Jeffrey M. Mattich	(214)	623-8446

Name	Area Code	Telephone Number
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Home Solutions of America, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2007	By:	/s/ Jeffrey M. Mattich

Printed Name: Jeffrey M. Mattich
Title: Chief Financial Officer

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